RiceBran Technologies
25420 Kuykendahl Rd., Suite B300
Tomball, Texas 77375
(281) 675-2421

April 18, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Acceleration Request of Registration Statement on Form S-1 (Registration No. 333-269226) of RiceBran Technologies

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 17, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for April 19, 2023, at 4:00 p.m., Washington, D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours, RICEBRAN TECHNOLOGIES

By:	/s/ Peter G. Bradley
Name:	Peter G. Bradley
Title:	Director and Executive Chairman